UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Extraordinary General Meeting

On December 23, 2024, Vertical Aerospace Ltd. (the “Company”) held an Extraordinary General Meeting of Shareholders (the “EGM”), at which holders of 13,931,072 of the Company’s ordinary shares, par value $0.001 per share (the “Ordinary Shares”), were present in person or by proxy, representing approximately 73% of the voting power of the issued and outstanding Ordinary Shares of the Company (excluding treasury shares and earnout shares subject to voting restrictions) at the close of business on December 13, 2024, which was the record date (the “Record Date”) for determining the shareholders entited to vote at the EGM. The Company’s shareholders of record as of the close of business on the Record Date are referred to herein as “Shareholders.”

A summary of the voting results at the EGM for each of the proposals is set forth below.

Proposal 1

The Shareholders approved, by ordinary resolution, that with effect from the date of the First Supplemental Indenture (as defined below) to be entered into by the Company, the authorized share capital of the Company be increased from (a) US$110,000, divided into 100,000,000 ordinary shares of a par value of US$0.001 each and 10,000,000 preferred shares of a par value of US$0.001 each, to (b) US$210,000, divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 10,000,000 preferred shares of a par value of US$0.001 each.

The voting results for such proposal were as follows:

For	Against	Abstain
13,931,072	0	0

Proposal 2

The Shareholders approved, by special resolution, that with effect from the date of the First Supplemental Indenture to be entered into by the Company, the third amended and restated memorandum and articles of association of the Company be and are hereby amended and restated and shall be replaced by the fourth amended and restated memorandum and articles of association (“Fourth A&R M&A”) in the form set forth in Schedule B of the circular to the Company’s shareholders furnished as Exhibit 99.1 to the Company’s Form 6-K filed on December 13, 2024.

The voting results for such proposal were as follows:

For	Against	Abstain
13,931,072	0	0

A copy of the Fourth A&R M&A is attached as Exhibit 3.1 hereto.

Supplemental Indentures and Partial Conversion

As perviously announced, on November 24, 2024, the Board of Directors (the “Board”) of the Company resolved in favor of an agreement in principle, as documented in a term sheet dated November 24, 2024 by and among the Company, Vertical Aerospace Group Ltd. (“VAGL”), its majority shareholder, Stephen Fitzpatrick, and its primary creditor and senior secured lender, Mudrick Capital Management L.P. (“Mudrick Capital”) (the “Term Sheet”), to address the Company’s more immediate cash requirements and faciliate longer-term fund raising. As contemplated by the Term Sheet and previously announced, the Company entered into an Investment Agreement, dated December 20, 2024, by and among the Company, VAGL, Mudrick Capital, Stephen Fitzpatrick and Imagination Aero, which sets forth, among other things, a commitment from Mudrick Capital to fund up to $50 million to the Company in its next funding round (the “Equity Placement”), with $25 million funded on a non-contingent basis, and a backstop commitment for an additional $25 million to be funded by Mudrick Capital if the Company is not able to raise such amount in the Equity Placement.

On December 23, 2024, as contemplated by the the Investment Agreement, the Company entered into the first supplemental indenture (the “First Supplemental Indenture”) with U.S. Bank Trust Company, National Association, acting as trustee and collateral agent (the “Trustee”). The First Supplemental Indenture sets forth certain amendments to the indenture dated December 16, 2021, between the Company and the Trustee (the “Indenture”), under which the Company’s 7.00% / 9.00% Convertible Senior Secured PIK Toggle Notes due 2026 were issued (the “Senior Secured Convertible Notes”). The amendments include: (i) increasing the interest rate applicable to the Senior Secured Convertible Notes to 10.00% for cash interest and 12.00% for PIK interest; (ii) extending the maturity date of the Senior Secured Convertible Notes to December 15, 2028; and (iii) providing for a fixed conversion price of $2.75 per Ordinary Share for half of the principal amount of the Senior Secured Convertible Notes and $3.50 per Ordinary Share for the other half. A copy of the First Supplemental Indenture is furnished as Exhibit 4.1 hereto.

Following the execution of the First Supplemental Indenture, as contemplated by the Term Sheet, the holders of the Senior Secured Convertible Notes delivered conversion notices to the Company for the conversion of half, or approximately $130 milllion in principal amount, of the Senior Secured Convertible Notes at a fixed conversion price of $2.75 per Ordinary Share (the “Partial Conversion”), which resulted in the issuance of 47,343,585 Ordinary Shares (the “Conversion Shares”) by the Company to the holders of the Senior Secured Convertible Notes.

Following the Partial Conversion, as contemplated by the Investment Agreement, the Company and VAGL entered into the second supplemental indenture to the Indenture (the “Second Supplemental Indenture”) with the Trustee, pursuant to which VAGL became a guarantor of the Senior Secured Convertible Notes under the Indenture. A copy of the Second Supplemental Indenture is furnished as Exhibit 4.2 hereto.

Following the Partial Conversion, as contemplated by the Term Sheet, Mudrick Capital executed a Waiver, dated December 23, 2024 (the “Waiver”), granting waivers to the Company in respect of certain existing and potential defaults, as well as any events of default potentially resulting therefrom, under the Indenture, subject to certain terms and conditions specified therein. The Waiver is furnished as Exhibit 4.3 hereto.

Ancillary Agreements

On December 23, 2024, as contemplated by the Investment Agreement, the Company entered into the following ancillary agreements:

•	a shareholder letter agreement (the “Shareholder Letter Agreement”) with Mudrick Capital, Stephen Fitzpatrick and Imagination Aero (Mudrick Capital and Stephen Fitzpatrick and Imagination Aero together, the “Rights Holders”), setting forth, among other things, certain corporate governance rights conferred upon the Rights Holders by the Company. A copy of the Shareholder Letter Agreement is furnished as Exhibit 99.1 hereto;

•	A lock-up agreement with Stephen Fitzpatrick and Imagination Aero (the “SF Lock-Up Agreement”), which contains certain restrictions on transfer with respect to the Ordinary Shares held by Mr. Fitzpatrick or Imagination Aero beginning the date there of and ending on the earlier to occur of (i) the completion of the First Equity Offering (as defined in the Investment Agreement) and (ii) March 31, 2025. A copy of the SF Lock-Up Agreement is attached as Exhibit 99.2 hereto;

•	A lock-up agreement with Mudrick Capital (the “MC Lock-Up Agreement”), which contains certain restrictions on transfer with respect to the Converted Shares beginning the date there of and ending on the earlier to occur of (i) the completion of the First Equity Offering (as defined in the Investment Agreement) and (ii) March 31, 2025. A copy of the MC Lock-Up Agreement is attached as Exhibit 99.3 hereto;

•	A registration rights agreement with Mudrick Capital (the “Registration Rights Agreement”), pursuant to which, subject to certain requirements and customary conditions, the Company shall file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) to register the Conversion Shares together with the Ordinary Shares issuable upon conversion of the remainder of the Convertible Senior Secured Notes outstanding, to the extent not already registered for resale under a currently effective registration statement of the Company. A copy of the Registration Rights Agreement is attached as Exhibit 99.4 hereto; and

•	A termination agreement with Stephen Fitzpatrick (the “Termination Agreement”), pursuant to which the parties agreed to terminate the SF Reserved Matters Letter Agreement, dated as of March 13, 2024, setting forth certain corporate governance rights granted by the Company to Mr. Fitzpatrick. A copy of the Termination Agreement is attached as Exhibit 99.5 hereto.

On December 23, 2024, the Company issued a press release in relation to the Extraordinary General Meeting, the entry into the Supplemental Indentures and Partial Conversion, and the entry into the Ancillary Documents, a copy of which is furnished as Exhibit 99.6 hereto.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (including Exhibits 3.1, 4.1, 4.2, 4.3, 99.1, 99.2, 99.3, 99.4 and 99.5 hereto but excluding Exhibit 99.6 hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756 and File No. 333-275430) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

3.1	Fourth Amended and Restated Memorandum and Articles of Association of Vertical Aerospace Ltd.
4.1	First Supplemental Indenture, dated December 23, 2024, between Vertical Aerospace Ltd. and U.S. Bank Trust Company, National Association
4.2	Second Supplemental Indenture, dated December 23, 2024, between Vertical Aerospace Ltd. and U.S. Bank Trust Company, National Association
4.3	Waiver, dated December 23, 2024, of Mudrick Capital Management L.P.
99.1	Shareholder Letter Agreement, dated December 23, 2024, by and among Vertical Aerospace Ltd., Mudrick Capital Management L.P., Stephen Fitzpatrick and Imagination Aero Investment Limited.
99.2	Lock-Up Agreement, dated December 23, 2024, by and among the Company, Stephen Fitzpatrick and Imagination Aero Investments Limited.
99.3	Lock-Up Agreement, dated December 23, 2024, between the Company and Mudrick Capital Management L.P.
99.4	Registration Rights Agreement, dated December 23, 2024, between the Company and Mudrick Capital Management L.P.
99.5	Termination Agreement, dated December 23, 2024, between the Company and Stephen Fitzpatrick.
99.6	Press release of Vertical Aerospace Ltd. dated December 23, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: December 23, 2024	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer